Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549-4561

RE:     COMPETITIVE TECHNOLOGIES, INC.
        REGISTRATION  STATEMENT  ON  FORM  S-8
        FILED  AUGUST 6,  2008
        FILE  NO.  333-152821

Gentlemen  and  Ladies:

     Pursuant to the Securities Act of 1933, as amended (the Securities Act), Competitive Technologies, Inc. (the Company) hereby respectfully requests and applies for immediate withdrawal of its Registration Statement on Form S-8 (File No. 333-152821), including all exhibits thereto, that was initially filed with the Securities and Exchange Commission (the Commission) on August 6, 2008.
The Company has elected not to issue the shares to be registered in connection with the Registration Statement.

     No securities were sold in connection with the Registration Statement. Pursuant to Rule 457(p) under the Securities Act, the Company understands that the total filing fees submitted to the Commission in connection with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement filed by Competitive Technologies, Inc.

     Please do not hesitate to contact our office should you have any question or concerns in relation to this matter.

                                        Sincerely yours,

                                        COMPETITIVE TECHNOLOGIES, INC.



                                        By: \s\ John Nano
                                            ----------------
                                        John Nano, President & CEO